SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of January, 2009

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kackertstrasse
D-52072 Aachen
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON AG / Release of an announcement according to Article 21, Section 1 of the WpHG [the German Securities Trading Act] (share)

20.01.2009

Release of a Voting Rights announcement, transmitted by DGAP - a company of EquityStory AG. The issuer is solely responsible for the content of this announcement.

On January 16, 2009 , Julius Bär Holding AG, Zürich, Schweiz has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON AG, Aachen, Deutschland, ISIN: DE000A0WMPJ6, WKN: A0WMPJ, have exceeded the 3% limit of the Voting Rights on January 12, 2009 and now amount to 3.15% (this corresponds to 2864255 Voting Rights). According to Article 22, Section 1, Sentence 1, No. 6 of the WpHG, 3.15% of the Voting Rights (this corresponds to 2864255 Voting Rights) is to be attributed to the company.

20.01.2009 Financial News transmitted by DGAP

Language:	English
Issuer:	AIXTRON AG
Kackertstr. 15-17
52072 Aachen
Deutschland
Internet:	www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON AG

Date:	January 20, 2009	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO